UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Minutes of the 202nd Board of Directors’ Meeting.” dated on November 7, 2011.

1. DATE, TIME AND LOCATION: November 7, 2011, at 11:30 a.m., exceptionally held in Av. Roque Petroni Junior, 1464 – 6th andar, Morumbi, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board and Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

3. ATTENDANCE: The meeting was instated with the attendance of the Directors that sign this minute, having quorum as set forth in the Bylaws. The Directors Fernando Abril Martorell Hernandez and Luis Miguel Gilpérez López have been represented by Antonio Carlos Valente da Silva, by means of voting delegation. The Director Juan Carlos Ros Brugueras has participated of the meeting by videoconferencing from Madrid, Spain; the Director José Manuel Fernandez Norniella has participated of the meeting by audioconferencing from Madrid, Spain; the Director Francisco Javier de Paz Mancho has participated of the meeting by videoconferencing from New York, USA and Iñaki Urdangarin participated of the meeting by audioconferencing from Washington, DC, USA, pursuant provisions of Clause 19, § 4 of the Bylaws. Also attending the meeting, the Chief Financial and Investor Relations Officer Gilmar Roberto Pereira Camurra and the Controller, Cristiane Barretto Sales.

4. AGENDA AND RESOLUTIONS: Share Buyback Program for subsequent cancellation, disposal or to be held in treasury.

The management analyzed the market conditions and understood appropriate previously authorize a buyback program of common and preferred shares issued by the own company.

Therefore, the Board of Directors, in accordance with article 17, item XV of Bylaws, by unanimous approved a proposal to start a Share Buyback Program (“Program”), for subsequent cancellation, disposal or to be held in treasury, as pursuant in CVM Instruction Nr. 10/80 as amended, having been authorized as follows:

(i) Program Objective: acquisition of common and preferred shares issued by the Company for subsequent disposal, cancellation or to be held in treasury, without reduction in the capital stock. The Board understands that such operations are convenient and attend the Company´s interest, considering the market price of the shares in BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, because of the current economic instability on the world stage. The share buyback to be held in treasury presents itself as a profit opportunity for shareholders.

It is proposed that the repurchase be effected through the use of part of existing capital reserve on June 30, 2011, except the reserves referred in Article 7 subsection (a) to (d) of CVM Instruction Nr. 10/80, as amended. The acquisitions will be carried out in BM&FBOVESPA at market prices and as responsibility of the Board to decide the moment and quantity of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits.

(ii) Quantity of Shares to be acquired: until a maximum of 2,912,734 common shares and until a maximum of 25,207,477 preferred shares, which account for less than 10% of the outstanding shares on this date;

(iii) Quantity of Outstanding Shares: 31,459,740 common shares and 263,390,231 preferred shares, without considering the shares held by controllers shareholders;

(iv) Deadline to perform the operations: until November 6, 2012.

(v) Intermediary Financial Institutions: the operation will be carried out through the following broker: Bradesco Corretora S.A. CTVM, headquarter at Avenida Paulista, 1.450 / 7th floor – São Paulo/SP.

The Board authorized the Company’s Directors to perform all necessary acts for the total effectiveness of the operation.

5. CLOSING: As no matters were left to be discussed, the meeting was adjourned, of which these minutes were drawn up, read and approved, was signed by the presents.

Antonio Carlos Valente da Silva Chairman of the Board	Fernando Abril Martorell Hernández Represented by Antonio Carlos Valente da Silva, by means of voting delegation

Luiz Fernando Furlan	Fernando Xavier Ferreira
Iñaki Urdangarín Guillermo José Fernández Vidal	Francisco Javier de Paz Mancho Luiz Miguel Gilpérez López Represented by Antonio Carlos Valente da Silva, by means of voting delegation

José Fernando de Almansa Moreno Barreda	José Manuel Fernandez Norniella
Juan Carlos Ros Brugueras	Luciano Carvalho Ventura
Luis Javier Bastida Ibarguen	Miguel Angel Gutierrez Mendez
Narcis Serra Serra	Breno Rodrigo Pacheco de Oliveira Secretary of the Board

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	November 8, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director